January 30, 2017

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:       Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Sir/Madam:

On behalf of Mutual Fund Series Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 303 to the Trust’s Registration Statement (the “Amendment”). The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The purpose of this filing for the JAG Large Cap Growth Fund is to add disclosure regarding the intermediary-specific sales charge waivers applicable to the Class A and C shares found in Appendix A to the Prospectus and in “Information About Shares”. The Registrant requests selective review of the Amendment because the Amendment is substantially similar to the Registrant’s most recent Registration Statement that relates to the Fund (Post-Effective Amendment 297, filed January 27, 2017) (“Annual Update”), the Registrant’s Registration Statement relating to other funds using a substantially similar prospectus and SAI as the Fund filed September 2, 2016 (Post-Effective Amendment 276), which as reviewed by the Staff (“Similar Filing”), and the Registrant’s Registration Statement filed October 7, 2011 (Post-Effective Amendment 62), which was reviewed by the staff (“Prior Filing”). The material changes from the Annual Update, the Similar Filing and Prior Filing are related to the intermediary-specific sales charge waivers applicable to the Class A and C shares found in Appendix A to the Prospectus and in “Information About Shares”.

If you have any questions, please contact Tanya Goins at (404) 541-2954 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/ Tanya L. Goins

Tanya L. Goins

745021.94